UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38631

Cheer Holding, Inc.

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on October 31, 2023, the shareholders of Cheer Holding, Inc., f/k/a Glory Star New Media Group Holdings Limited (the “Company”), passed a special resolution to change the Company’s name from “Glory Star New Media Group Holdings Limited” to “Cheer Holding, Inc.” (the “Name Change”). On November 1, 2023, the Company filed a certificate of incorporation on change of name with the Registry of Companies, Cayman Islands, reflecting the Name Change.

On November 8, 2023, in connection with the Name Change, the Company issued a press release announcing that its ticker symbol for its ordinary shares on the Nasdaq Capital Market will change from “GSMG” to “CHR.” The Company’s warrants will continue to trade under the ticker symbol “GSMGW”. The Company’s ordinary shares will commence trading on the Nasdaq Capital Market under the new name and trading symbol at the open of market trading on November 9, 2023.

No action by the Company's shareholders is required with respect to the name and ticker symbol change. The CUSIP number for the Company’s ordinary shares will remain unchanged.

A copy of the Certificate of Incorporation on Change of Name is attached hereto as Exhibit 3.1. A copy of the press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-248554), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Exhibit Description
3.1	Certificate of Incorporation on Change of Name
99.1	Press Release Dated November 8, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: November 8, 2023

3